AMENDMENT NO. 1 TO AMENDED AND RESTATED EXPENSE CAP/REIMBURSEMENT AGREEMENT

     This Amendment is entered into as of the 30th day of September, 2006 between KEELEY ASSET MANAGEMENT CORP. (the "Adviser") and KEELEY FUNDS, Inc. (the "Company") on behalf of KEELEY All Cap Value Fund (the "Fund").

     WHEREAS, pursuant to an Amended and Restated Expense Cap/Reimbursement Agreement (the "Agreement"), dated as of February 14, 2006, the Adviser contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses do not exceed 2.00% of average daily net assets through September 30, 2007; and

     WHEREAS, the parties desires to amend the Agreement to reduce the operating expense level of the Fund over which the Adviser will waive its fee or reimburse the Fund and extend the term of the Agreement.

     NOW THEREFORE, the parties agree as follows:

     The Adviser agrees that during the period beginning October 1, 2006, and continuing until September 30, 2008, the Adviser will reduce its compensation with respect to the Fund as provided for in the Investment Advisory Agreement between the Company and the Adviser dated February 14, 2006, and/or assume expenses for the Fund to the extent necessary to ensure that the Fund's total operating expenses (on an annual basis), exclusive of (i) taxes, (ii) interest charges, (iii) litigation and other extraordinary expenses, and (iv) brokers' commissions and other charges relating to the purchase and sale of the Fund's portfolio securities do not exceed 1.49% of the Fund's average daily net assets. Reimbursed expenses will be determined in the following order: organizational, offering and all other expenses.

     The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the applicable Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.

KEELEY FUNDS, INC.

By:	/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

KEELEY ASSET MANAGEMENT CORP.

By:	/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President